UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(a) and Amendments thereto Filed

Pursuant to Rule 13d-2(a)

(Amendment No. 7)*

HECTOR COMMUNICATIONS CORPORATION

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

422730101

(CUSIP number)

COPY TO:

R. G. Barrett

North Atlantic Value LLP

Ryder Court

14 Ryder Street

London SW1Y 6QB, England

011-44-207-747-5640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2006

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 22 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422730101	Page 2 of 22

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Atlantic Value LLP No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON* OO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 3 of 22

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Harwood Bernard Mills No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 4 of 22

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Opportunity Trust plc No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 5 of 22

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Trident North Atlantic Fund No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON* IV, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 6 of 22

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trident Holdings No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON* IV, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 7 of 22

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) High Tor Limited No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 7 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 7 to Statement on Schedule 13D (the “Amendment”) is filed on behalf of the Filing Parties (defined below). This Amendment amends the Statement on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the “SEC”) on September 28, 2005 pursuant to a joint filing agreement dated as of February 27, 2004. The Filing Parties have previously filed Statements on Schedule 13D relating to the Company on February 27, 2004, March 11, 2004, May 4, 2004, June 1, 2004, August 16, 2004, September 21, 2005 and September 28, 2005.

Item 1. Security and Issuer.

The class of equity securities to which this Amendment relates is the common stock, par value $0.01 per share (the “Common Stock”) of Hector Communications Corporation, a corporation organized under the laws of Minnesota (the “Company”). The principal executive offices of the Company are located at 211 South Main Street, Hector, MN 55342.

Item 2. Identity and Background.

2 (a-c,f).

I.	Filing Parties:

This Amendment is filed on behalf of the following persons, who are collectively referred to as the “Filing Parties”:

1.	North Atlantic Value LLP (“North Atlantic Value”) is a limited liability partnership organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. North Atlantic Value is a firm authorized by the United Kingdom’s Financial Services Authority and is principally engaged in the business of investment management of active value and private equity investments, as well as to its private clients.

2.	Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as director and chief executive of North Atlantic Smaller Companies Investment Trust (“NASCIT”), as chief executive of American Opportunity Trust plc (“American Opportunity Trust”), as a director of J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, The Trident North Atlantic Fund (“Trident North Atlantic”), Oryx International Growth Fund Ltd. (“Oryx”), Acquisitor plc and Acquisitor Holdings (Bermuda) Ltd.

3.	American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. North Atlantic Value serves as investment manager to American Opportunity Trust.

4.	Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and North Atlantic Value serves as an investment adviser to Trident North Atlantic.

5.	Trident Holdings (“Trident Holdings”) is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 1350GT, 75 Fort Street, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. North Atlantic Value serves as an investment manager to Trident Holdings.

6.	High Tor Limited (“Trident High Tor”) is a corporation organized under the laws of the Cayman Islands with its principal office and business at P.O. Box N-4857, Unit No. 2, Cable Beach Court, West Bay Street, Nassau, The Bahamas. High Tor Limited is a private client of North Atlantic Value, which serves as an investment manager to a portfolio of assets owned by Trident High Tor.

II.	Control Relationships:

J O Hambro Capital Management is a wholly-owned subsidiary of JOHCMG.

Christopher Harwood Bernard Mills serves as a director of JOHCMG and J O Hambro Capital Management. Nichola Pease serves as a director of JOHCMG and J O Hambro Capital Management. Jeremy James Brade serves as a director of J O Hambro Capital Management. J O Hambro Capital Management and JOHCMG are members of North Atlantic Value LLP. The partners of North Atlantic Value LLP are also employees of J O Hambro Capital Management.

III.	Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

(d)	Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Filing Parties do not hold any shares of the Common Stock of the Company.

Item 4. Purpose of Transaction.

The Filing Parties have no present plans to acquire additional shares of the Common Stock of the Company. The Filing Parties have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose	Approximate Percentage*
North Atlantic Value	0	0	0	0	0	0.0%

Christopher H. B. Mills	0	0	0	0	0	0.0%

American Opportunity Trust	0	0	0	0	0	0.0%

Trident North Atlantic	0	0	0	0	0	0.0%

Trident Holdings	0	0	0	0	0	0.0%

Trident High Tor	0	0	0	0	0	0.0%

* Based on 3,971,327 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2005, which is based on information reported in the Company’s 10-Q, for the period ended September 30, 2005.

(c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

Date	Filing Party	No. of Shares	Price (US$)	Broker

11/15/05	American Opportunity Trust	2,247	$29.50	Collins Stewart

11/15/05	Trident Holdings	2,483	$29.50	Collins Stewart

11/15/05	High Tor Limited	496	$29.50	Collins Stewart

11/15/05	Trident North Atlantic Fund	3,728	$29.50	Collins Stewart

11/15/05	North Atlantic Value (on behalf of its private clients)	1,046	$29.50	Collins Stewart

01/05/06	American Opportunity Trust	82,712	$28.60	Oscar Gruss

01/05/06	Trident North Atlantic Fund	137,178	$28.60	Oscar Gruss

01/05/06	Trident Holdings	91,459	$28.60	Oscar Gruss

01/05/06	High Tor Limited	18,261	$28.60	Oscar Gruss

01/05/06	North Atlantic Value (on behalf of its private clients)	38,560	$28.60	Oscar Gruss

All of the above transactions were effected on the open market and were sales.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) On January 5, 2005, the Filing Parties ceased to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

North Atlantic Value is the investment manager and/or investment adviser to each of American Opportunity Trust, Trident North Atlantic, Trident Holdings, Trident High Tor and its private clients and as such it has the authority to vote or dispose of the Common Stock. Christopher Harwood Bernard Mills is the chief executive of American Opportunity Trust and is a director of Trident North Atlantic. Christopher Harwood Bernard Mills is also a partner of North Atlantic Value.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2006

NORTH ATLANTIC VALUE LLP

By:	/s/ R. G. Barrett
Name:	R. G. Barrett
Title:	Compliance Officer
Executed on behalf of the Filing Parties pursuant to the Joint Filing Agreement, previously filed.

Schedule A

Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the members and partners of North Atlantic Value LLP (“North Atlantic Value”) as of the date hereof.

Members:

Name:	J O Hambro Capital Management Group Limited (Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Name:	J O Hambro Capital Management Limited
(Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Partners:

Name:	Christopher Harwood Bernard Mills
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Chief Executive, American Opportunity Trust
Director, Trident North Atlantic
Director, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Nichola Pease
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Jeremy James Brade
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Fay Elizabeth Foster
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Partner, North Atlantic Value LLP

Name:	Basil Postan
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Partner, North Atlantic Value LLP

Name:	Charles Clifford Dominic Groves
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Partner, North Atlantic Value LLP

Name:	M.D. Hemsley
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Partner, North Atlantic Value LLP

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc (“American Opportunity Trust”) as of the date hereof.

Name:	R. Alexander Hammond-Chambers (Chairman)
Citizenship:	British
Business Address:	29 Rutland Square Edinburgh EH1 2BW Scotland
Principal Occupation:	Non-Executive Director, American Opportunity Trust

Name:	Christopher Harwood Bernard Mills (Chief Executive)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chief Executive, American Opportunity Trust Director, Trident North Atlantic Director, J O Hambro Capital Management Limited Partner, North Atlantic Value LLP

Name:	John W. Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company[1] P.O. Box 938 65 Vitti Street New Canaan, CT 06840
Principal Occupation:	Managing Director, Gildea Management Company

1 Gildea Management Company is principally engaged in the investment management business.

Name:	The Hon. James J. Nelson (Director)
Citizenship:	British
Business Address:	Foreign & Colonial Ventures[2] 4th Floor Berkeley Square House Berkeley Square London W1X 5PA England
Principal Occupation:	Director, Foreign & Colonial Ventures

Name:	Iain Tulloch (Director)
Citizenship:	British
Business Address:	Murray Johnstone Ltd.[3] 7 West Nile Street Glasgow G2 2PX Scotland
Principal Occupation:	Director, Murray Johnstone Ltd.

Name:	Philip Ehrman (Director)
Citizenship:	British
Business Address:	Gartmore Investment Management Ltd.[4] Gartmore House 16-18 Monument Street London EC3R 8AJ England
Principal Occupation:	Investment Manager, Gartmore Investment Management Ltd.

2 Foreign & Colonial Ventures is principally engaged in the investment management business.

3 Murray Johnstone Ltd. is principally engaged in the investment management business.

4 Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund (“Trident North Atlantic”) as of the date hereof.

Name:	Raymond O’Neill (Director)
Citizenship:	Irish
Business Address:	RSM Robson (Dublin) Futzwilton House Wilton Place Dublin 2 Ireland
Principal Occupation:	Partner, RSM Robson Rhodes

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chief Executive, American Opportunity Trust Director, Trident North Atlantic Director, J O Hambro Capital Management Limited Partner, North Atlantic Value LLP

Name:	David Sargison (Director)
Citizenship:	British
Business Address:	Ironshore Corporate Services Limited Box 1234GT Queensgate House South Church Street Grand Cayman Cayman Islands
Principal Occupation:	Managing Director, Ironshore Corporate Services Limited

Name:	John W. Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 98 New Canaan, Connecticut 06840 USA
Principal Occupation:	Managing Director, Gildea Management Company

Name:	Ralph Woodford (Director)
Citizenship:	British
Business Address:	Caledonian Bank & Trust Limited Caledonian House George Town, Grand Cayman Cayman Islands
Principal Occupation:	Director, Caledonian Bank & Trust Limited

The following table sets forth certain information concerning each of the directors and executive officers of Trident Holdings (“Trident Holdings”) as of the date hereof.

Name:	Integra Limited
(Corporate Director)
Citizenship:	Cayman Islands
Business Address:	Integra Limited
P.O. Box 1350
The Huntlaw Building
Fort Street
George Town, Grand Cayman
Cayman Islands
Principal Occupation:	Corporation

The following table sets forth certain information concerning each of the directors and executive officers of High Tor Limited (“Trident High Tor”) as of the date hereof.

Name:	Paul R. Sandford
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

Name:	Donald W. Tomlinson
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

Exhibit	Page
(99.1) Joint Filing Agreement dated as of February 27, 2004 among the Filing Parties.	Previously filed.
(99.2) Letter to the Company dated September 21, 2005.	Previously filed.
(99.3) Letter to the Company dated September 27, 2005.	Previously filed.